                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

Enclosures:

Market Statement dated October 22, 2002 .......................................3

                                                                 22 0ctober 2002

                                MARKET STATEMENT

As already stated, ALSTOM reaffirms that its exposure to asbestos-related claims or litigation, in the US or elsewhere, is insignificant.

When ALSTOM purchased ABB's power generation activities in 1999, the asbestos risk was retained by ABB Ltd, the ABB parent company in Switzerland. ABB Ltd assumes full liability for any asbestos claim against ALSTOM, in the US and elsewhere, concerning the activities acquired from ABB.

The reorganisation of ABB's US subsidiary under Chapter 11 of the US bankruptcy code, which ABB announced as an option to resolve its asbestos liability, would therefore have no adverse impact on ALSTOM.

Press enquiries:       G. Tourvieille
                       (Tel. +33 1 47 55 23 15)
                       internet.press@chq.alstom.com
Investor relations:    E. Rocolle-Teyssier
                       (Tel. +33 1 47 55 25 78)
                       investor.relations@chq.alstom.com

Internet:              http://www.alstom.com

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: October 23, 2002                     By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer